Orokii App makes money transfers ridiculously cheaper and faster. Using Orokii App, you get affordable, fast, secure, and reliable money transfer solutions. We simplify domestic and cross-border payments for individuals and businesses with exceptional service and cutting-edge technology. Whether you're sending funds to loved ones, paying international suppliers, or expanding your global reach, trust Orokii as your partner in money transfers.

OROKII

Making money transfers ridiculously cheaper and faster



orokii.com   East Brunswick, NJ   𝕏   in   ▶   f   ⊙

Technology   Fintech & Finance   SaaS   Minority Founder

Highlights

1 Over 3K installed Apps since launch with more than 500 active users.

2 Over $150K transaction volume since December 2022

3   Experienced team with finance and banking backgrounds from Goldman Sachs and Deutsche Bank.

4   Received seven money transmittal licenses and counting.

5   Partner with Facephi, Checkbook, Tempo, Terrapay, Flutterwave, Stellar, TANTV, Payaza, and Plaid.

6   Positioned to disrupt the fast-growing $749B remittance market.

Our Team



Bisi Adedokun Founder/CEO

Exit a previous startup. Focus on creating value for shareholders and building critical relationships for Orokii.



Michael Tetu COO

Spent 28 years in the US Army - ran NATO Operations as a Plans officer, and Battalion Commander/Chief Executive Officer.



Sarafa Ibraheem Finance/Board member

Worked at Goldman Sachs and Mizuho and delivered various trading and quantitative products for clients.



Anniekeme Bassey Growth Marketing Manager

Strategic marketing experience in managing and optimizing campaigns to drive customer acquisition.



Himanshu Sankhe Product and Pricing Manager

Expert at building pricing algorithms.

Orokii Pitch



orokii
Borderless and Limitless
SECURE
RELIABLE
FAST
CHEAP

WHY WE ARE CHEAP
Zero transaction fees
HOW FAST?
Delivery – usually in seconds
What Orokii is all about
Making Money Transfers Ridiculously Cheaper and Faster




Orokii: Fast Facts

Key Highlights



$300K+
Volume Processed
(2023)



6K+
App Downloads



5K+
Customers
Signed Up



Industry
US Payment



Market Size
$30B



Target Customer
Beachhead – Immigrants
from Southeast Asia, Africa,
and LATAM

The Money Transfer Problem We Are Solving





The average cost of sending money internationally is **6.25%;** the recipient receives it **2–3 days** later.

This time delay can make a difference between **life and death** when a recipient depends on the money to pay for emergency medical care.

The traditional money remittance companies sought to address this problem. However, most still charge a significant fee, and the delivery time is in hours and sometimes days.

How Orokii is Different



orokii

Orokii provides a transparent money transfer with no transaction fees to over seventy countries in seconds to minutes. Recipients get their money on time and can take care of emergencies without delay.



orokii
Faster and affordable global payments
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A Growing Market Opportunity



>$860 Billion
Global Remittances
CAGR 2022 → 2026
@6.02%

>$88.6 Billion
US Payment Outflow
CAGR 2022 → 2026
@9%

>$30 Billion
Digital Payment Outflow
CAGR 2024 → 2028
@2.46%

82 Million
US P2P Payment Users

orokii — Orokii Total Addressable Market (TAM) Opportunity — **$30 Billion**

CAGR – Cumulative annual growth rate
P2P – Peer-to-Peer

Quickly & Easily – That is How Orokii App Works



GOAL
Provide a platform for cheaper and faster money transfers.



OUTCOME
Orokii customers send money to recipients and complete the transaction all from their mobile phones.

SHOW CRITICAL PATH

1. **Deposit Funds** – customer deposits funds into their wallet via their linked bank account or using a credit/debit card.
2. **Send** – customer select Domestic or Crossborder, fills out the money transfer form, and sends the money.
3. **Withdraw** – customers select withdraw, enter the amount to withdraw, choose the account to withdraw to, and withdraw the funds to their account. This is available only to domestic customers.

Transactions

Transactions





Total Volume Processed

$300K+

Cross Border Volume Processed

$250K+

Customers





App Downloads

6K+

Users who signed up

5K+

33%
MoM Growth

Meet the Orokii Team



BISI ADEDOKUN
CEO

- Founder/CEO of Orokii
- CEO of Acenonyx – (exit



MIKE TETU
COO

- 28 years of organizational



JOEL ALBA
CMO

- Chief Marketing Officer at Orokii



ANNIEKEME BASSEY
Growth Marketing Manager

- Strategic marketing expertise to drive



HIMANSHU SANKHE
Product & Pricing Manager

- Product & Pricing Manager at Orokii

2014)
- Former Enterprise Security Architect at Deutsche Bank
- Former Enterprise Architect at IBM

leadership
- Four years of NATO international operations

- Over 10 years of experience in finance, sales and marketing, campaign management, and client-facing data reporting

growth and success
- Experience in managing and optimizing campaigns to drive customer acquisition

- Astute and adept at numbers with a detailed knowledge of developing pricing algorithms

  

Brokerage Strategic Partner



Orokii has partnered with Investment One, a Nigerian brokerage firm, to allow Orokii's customers access to stocks and bonds listed on the Nigerian Stock Exchange. This strategic partnership will open new revenue opportunities for Orokii and provide access to Africans in the diaspora who want to invest in Nigeria's financial instruments.

Business Model & Revenue Streams

Our Plan: Profitable by Year 2 Post Fundraising.

Assumptions

● Customer onboarding   ● COGS decreases YoY (year 4 - 15%)

	Y1	Y2	Y3	Y4	Y5
Revenue	$150.5K	$1.1M	$3.5M	$10.2M	$20.3M
Customers	1.7k	12.3k	55K	136.7k	179.4k
COGS	$43.96K	$235.6K	$784.95K	$2.2M	$3.83M
Marketing CPA	$4.75	$4.51	$4.29	$4.07	$3.87
Marketing Cost	$7.1K	$47.95K	$182.94K	$332.52K	$165.4K
OPEX	$165.6K	$347.7K	$730.27K	$1.53M	$3.06M
EBITDA	($73.7k)	$413.9k	$1.55M	$5.17M	$10.97

EBITDA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Orokii's Competitive Advantage – Cheaper than Competitors

When you send $500	Africa	Asia	Americas
	Ghana (GHS)	**India** (₹)	**Peru** (S/.)
Orokii	**GHS5,762.25**	**₹41,347.55**	**S/.1,871.50**
Tap Tap Send	No coverage	*-₹347.55* ₹41,000.00	No coverage
SendWave	*-GHS187.25* GHS 5,575	No coverage	No coverage
World Remit	*-GHS204.16* GHS 5,558.09	*-₹821.01* ₹40,526.54	*-S/.19.5* S/.1,851.9
Wise	*-GHS153.93* GHS 5,608.32	*-₹192.52* ₹41,155.03	No coverage

The numbers in **red** represent how much less a competitor delivers compared to Orokii.

The comparison is based on transferring $500 to Ghana, India, and Peru via different remittance apps.

The Orokii Investment Opportunity



Raising
$2 million
in this seed stage round

Use of Funds

$450k
Engineering

$600k
Marketing

$250k
Platform Infrastructure + Liquidity

$200k
Bank partnership for Nationwide Money Transmitter License

$500k
Team Development & Management



Outcomes – 18 to 24 months

- Grow revenue to **$2.5 ARR**
- Acquire **25,000 customers.**
- Team development with the addition of key roles

What's Next?

The second round of fundraising will lead to B2B and C2B expansion